SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                            STARSIGHT TELECAST, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  85568E 10 4
                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                  Viacom Inc.
                                 1515 Broadway
                            New York, New York 10036
                           Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)


                               September 29, 1994
            (Date of Event which Requires Filing of this Statement)

                    ========================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 85568E 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 SPELLING ENTERTAINMENT INC.
- -------------------------------------------------------------------------------
                 I.R.S. Identification No. 95-4181647
- -------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------
|_|      (b)
            --------------------------------------------------------------------
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
- --------------------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
- --------------------------------------------------------------------------------


(6)      Citizenship or Place of Organization     Delaware
                                             -----------------------------------
- --------------------------------------------------------------------------------



 Number of       (7)    Sole Voting Power
                                         ---------------------------------------
 Shares

Beneficially     (8)  Shared Voting Power      1,157,509

 Owned by                                 --------------------------------------

    Each         (9)    Sole Dispositive Power
                                              ---------------------------------
Reporting

  Person         (10)  Shared Dispositive Power    1,157,509

   With                                        ---------------------------------
- ---------        ---------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,157,509
          ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
               5.5%
          ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO

- -----------------------------------------------------------------------

CUSIP No. 85568E 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
               PVI TRANSMISSION INC.
- --------------------------------------------------------------------------------
               I.R.S. Identification No. 13-3740642
- --------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------
|_|      (b
            --------------------------------------------------------------------


(3)      SEC Use Only
                      ----------------------------------------------------------
- --------------------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)
                                             -----------------------------------
- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
     ---------------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
          ----------------------------------------------------------------------


 Number of       (7)  Sole Voting Power
                                        ----------------------------------------
   Shares
Beneficially     (8)  Shared Voting Power    4,251,452
                                         ---------------------------------------
 Owned by
   Each          (9)    Sole Dispositive Power
                                              ----------------------------------
Reporting
  Person         (10)  Shared Dispositive Power    4,007,448
                                                --------------------------------
   With
- --------      ---------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,251,452
          ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)--------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
                 20.3%
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)  CO
          ----------------------------------------------------------------------

CUSIP No. 85568E 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
               SUMNER M. REDSTONE
         -----------------------------------------------------------------------
               S.S. No. ###-##-####
         ---------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------
|_|      (b)
            --------------------------------------------------------------------


(3)      SEC Use Only
                      ----------------------------------------------------------
- --------------------------------------------------------------------------------


(4)      Sources of Funds (See Instructions)
                                             -----------------------------------
- --------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
- --------------------------------------------------------------------------------


(6)      Citizenship or Place of Organization      United States
                                             -----------------------------------
- --------------------------------------------------------------------------------



 Number of       (7)  Sole Voting Power            26,500
                                       -----------------------------------------
  Shares

Beneficially     (8)  Shared Voting Power        5,408,961
                                          --------------------------------------
 Owned by
     Each        (9)  Sole Dispositive Power
                                             -----------------------------------
Reporting
  Person         (10) Shared Dispositive Power      5,162,292
                                              ---------------------------------
 With
- ----------       --------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                 5,435,461

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)      Percent of Class Represented by Amount in Row (11)
               26.0%

(14)     Type of Reporting Person (See Instructions)   IN

     This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D (the "13D Statement") filed with the Securities and Exchange Commission (the "Commission") on September 16, 1993 by Sumner M. Redstone and Viacom International Inc. ("VII"), a wholly owned subsidiary of Viacom Inc. ("Viacom"), with respect to the shares of common stock, no par value (the "Common Stock"), of StarSight Telecast, Inc., a California corporation (the "Issuer"), with its principal executive offices located at 39650 Liberty Street, Fremont, California 94538.

     This Amendment also amends the Statement on Schedule 13G (the "13G Statement") filed with the Commission on February 14, 1994 by Spelling
Entertainment  Inc.   ("Spelling"),   a  wholly  owned  subsidiary  of  Spelling
Entertainment Group Inc. ("Spelling Group"). As a result of the merger of Blockbuster Entertainment Corporation ("BEC") with and into Viacom, Viacom became the indirect owner of 79.2% (including shares issuable upon the exercise of currently exercisable warrants) of the issued and outstanding shares of common stock of Spelling Group. Accordingly, Viacom may be considered to be the beneficial owner of the shares of Common Stock owned by Spelling. Through its ownership of common stock of Viacom, as more fully described in this Amendment, National Amusements, Inc. ("NAI") may also be considered to be the beneficial owner of the shares of Common Stock owned by Spelling (as well as the shares of Common Stock previously owned by VII as reported on the 13D Statement). Through his ownership of common stock of NAI, as more fully described in this Amendment, Mr. Sumner M. Redstone may also be considered to be the beneficial owner of the shares of Common Stock owned by Spelling (as well as the shares of Common Stock previously owned by VII as reported on the 13D Statement). Future filings regarding the beneficial ownership of shares of Common Stock currently owned by Spelling will be made by amendment to the 13D Statement.

     Capitalized terms used but not defined herein have the meanings assigned to such terms in the 13D Statement.

Item 2.       Identity and Background.
              -----------------------

     Item 2 of the 13D Statement is hereby amended and supplemented as follows:

     (A)  As  a  result  of  the  transfer  described  in  Item  3  hereof,  PVI
Transmission Inc., a Delaware corporation ("PVI"), became the owner of the shares of Common Stock previously owned by VII. PVI has its principal executive office at 1515 Broadway, New York, New York 10036. PVI delivers programming via satellite to various VII and other cable and network television broadcasting concerns. All of the issued and outstanding shares of common stock of PVI are owned by NAI.

     NAI has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States and United Kingdom and holding common stock of Viacom. 91.7% of the issued and outstanding shares of capital stock of NAI are owned by Mr. Sumner Redstone, directly or as trustee of various trusts.

     Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board, President and Chief Executive Officer of NAI, 200 Elm Street, Dedham, Massachusetts 20226; and Chairman of the

Board of Viacom, 1515 Broadway, New York, New York 10036. Mr. Redstone is a citizen of the United States.

     (B) Spelling is a Delaware corporation with its principal office at 5700 Wilshire Boulevard, Los Angeles, California 90036. Spelling is principally engaged in businesses in the entertainment industry. All of the issued and outstanding shares of common stock of Spelling are owned by Spelling Group.

     Spelling Group is a Florida corporation with its principal office at 5700 Wilshire Boulevard, Los Angeles, California 90036. Spelling Group's operations encompass a broad range of businesses in the entertainment industry, including the worldwide distribution and production of television series, mini-series, movies for television, feature films and interactive entertainment. As of September 30, 1994, approximately 79.2% (including shares issuable upon the exercise of currently exercisable warrants) of the issued and outstanding shares of common stock of Spelling Group were owned by SEGI Holding Corp. ("SEGI").

     SEGI is a Delaware corporation with its principal office at One Blockbuster Plaza, Fort Lauderdale, Florida 33301. SEGI is principally engaged in the business of holding the stock of various companies. All of the issued and outstanding shares of common stock of SEGI are owned by Blockbuster Pictures Holding Corporation ("Blockbuster Pictures").

     Blockbuster Pictures is a Delaware corporation with its principal office at One Blockbuster Plaza, Fort Lauderdale, Florida 33301. Blockbuster Pictures is principally engaged in the business of holding the stock of various companies. As a result of the Merger described in Item 3 hereof, all of the issued and outstanding shares of common stock of Blockbuster Pictures are owned by Viacom.

     Viacom is a Delaware corporation with its principal office at 1515 Broadway, New York, New York 10036. Viacom is a diversified entertainment, publishing and communications company which holds the common stock of Viacom International Inc., a Delaware corporation engaged in the entertainment and communications businesses, and Paramount Communications Inc., a Delaware corporation engaged in the entertainment and publishing business. As of October 31, 1994, NAI owned approximately 61.1% of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of Viacom ("Viacom Class A Common Stock") and approximately 26% of the issued and outstanding shares of Viacom Class A Common Stock and Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Common Stock") on a combined basis.

     As noted above, 91.7% of the issued and outstanding shares of common stock of NAI are owned by Mr. Sumner Redstone, directly or as trustee of various trusts. The residence or business address and present principal occupation or emplyment of NAI and Mr. Redstone are set forth above.

     (C) The directors and executive officers of PVI are set forth on Schedule I attached hereto. The directors and executive officers of Spelling are set forth on Schedule II attached hereto. Schedule I and Schedule II set forth the following information with respect to each such person:

                    (i)       name;

                    (ii)      business  address  (or  residence   address  where
                              indicated); and

                    (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     All of the directors and executive officers of PVI and Spelling are citizens of the United States.

     During the last five years, none of PVI, Spelling, Mr. Redstone or any person named in Schedule I or Schedule II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

     Item 3 of the 13D Statement is hereby amended and supplemented as follows:

     (A) The shares of Common Stock previously beneficially owned by VII (including those issuable upon exercise of Warrant No. 2) were transferred to PVI on November 19, 1993, along with certain other assets of VII, in exchange for 9,250 shares of the 7.5% Preferred Stock, par value $.01 per share, of PVI.

     (B) On September 29, 1994, BEC was merged with and into Viacom (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of January 7, 1994, between Viacom and BEC, as amended as of June 15, 1994 (the "Merger Agreement"). Pursuant to the Merger Agreement, each share of common stock of BEC (other than shares held by Viacom, BEC and, if appraisal rights are available under the Delaware General Corporation Law, those holders who have demanded and perfected appraisal rights) has been cancelled and converted into the right to receive (i) 0.08 of a share of Viacom Class A Common Stock, (ii) 0.60615 of a share of Viacom Class B Common Stock and (iii) up to an additional 0.13829 of a share of Viacom Class B Common Stock, with such number of shares depending on market prices of Viacom Class B Common Stock during the year following the effective time of the Merger, evidenced by one variable common right of Viacom. A copy of the press release issued by Viacom on September 29, 1994, relating to the consummation of the Merger, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

     Item 5 of the 13D Statement is hereby amended and supplemented as follows:

     (A) Through its ownership of all of the issued and outstanding shares of common stock of Spelling, Spelling Group may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by Spelling.

     Through its ownership of approximately 79.2% (including shares issuable upon the exercise of currently exercisable warrants) of the issued and outstanding shares of common stock of Spelling Group, SEGI may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by Spelling.

     Through its ownership of all of the issued and outstanding shares of common stock of SEGI, Blockbuster Pictures may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by Spelling.

     Through its ownership of all of the issued and outstanding shares of common stock of Blockbuster Pictures, Viacom may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by Spelling.

     Through its ownership of approximately 61.1% of the issued and outstanding shares of Viacom Class A Common Stock and approximately 26% of the issued and outstanding shares of Viacom Class A and Class B Common Stock on a combined basis, NAI may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by Spelling (in addition to the shares of Common Stock beneficially owned by PVI).

     Through his ownership, directly or as trustee of various trusts, of approximately 91.7% of the issued and outstanding shares of common stock of NAI, Mr. Sumner Redstone may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by Spelling (in addition to the shares of Common Stock beneficially owned by PVI).

     (B) Through its ownership of all of the issued and outstanding shares of common stock of PVI, NAI may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by PVI (in addition to the shares of Common Stock beneficially owned by Spelling).

     Through his ownership, directly or as trustee of various trusts, of approximately 91.7% of the issued and outstanding shares of common stock of NAI, Mr. Sumner Redstone may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by PVI (in addition to the shares of Common Stock beneficially owned by Spelling).

Item 7.       Material to Be Filed as Exhibits.
              --------------------------------

     99.1 Limited Power of Attorney.

     99.2 Agreement among Spelling Entertainment Inc., PVI Transmission Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


December 5, 1994                             SPELLING ENTERTAINMENT INC.


                                             By  /s/ Thomas W. Hawkins
                                                --------------------------------
                                                Name:  Thomas W. Hawkins
                                                Title: Vice President, General
                                                       Counsel and Secretary



                                             PVI TRANSMISSION INC.


                                             By:  /s/ Mark Rosenthal
                                                  ------------------------------
                                                  Name:  Mark Rosenthal
                                                  Title: Co- President and
                                                         Secretary


                                   *
                    ----------------------------------------
                        Sumner M. Redstone, Individually



*By   /s/ Philippe P. Dauman
     ------------------------------
      Philippe P. Dauman
      Attorney-in-Fact
      under the Limited Power of
      Attorney filed as Exhibit 99.2
      hereto

                                              EXHIBIT INDEX


Exhibit No.                                 Description
- ----------                                  -----------

99.1                                        Limited Power of Attorney

99.2                                        Agreement among Spelling
                                            Entertainment Inc., PVI
                                            Transmission Inc. and Sumner
                                            M. Redstone

                                   Schedule I


                      THE FOLLOWING INDIVIDUALS CONSTITUTE
                  ALL OF THE EXECUTIVE OFFICERS AND DIRECTORS
                            OF PVI TRANSMISSION INC.


                                                                                                  NAME AND ADDRESS OF CORPORATION OR
                                                                                                  OTHER ORGANIZATION IN WHICH
NAME                       BUSINESS OR RESIDENCE ADDRESS     PRINCIPAL OCCUPATION OR EMPLOYMENT   EMPLOYED
- ----                       -----------------------------     ----------------------------------   ---------------------------------
Jeff Wade                  PVI Transmission Inc.             Co- President of PVI Transmission    PVI Transmission Inc.
                           1633 Broadway                     Inc.; Co-President and Secretary     PVI Sales & Marketing Inc.
                           New York, NY  10036               of PVI Sales & Marketing Inc.;       Showtime Satellite Network Sales &
                                                             President and Treasurer of           Marketing Inc.
                                                             Showtime Satellite Network Sales &   1633 Broadway
                                                             Marketing Inc.                       New York, NY  10036

Mark Rosenthal             PVI Transmission Inc.             Co-President and Secretary of PVI    PVI Transmission Inc.
                           1515 Broadway                     Transmission Inc.; Co-President      PVI Sales & Marketing Inc.
                           New York, NY  10036               and Treasurer of PVI Sales &         1515 Broadway
                                                             Marketing Inc.                       New York, NY  l0036

Richard Keatinge           PVI Transmission Inc.             Co-President and Treasurer of PVI    PVI Transmission Inc.
                           1633 Broadway                     Transmission Inc.                    1633 Broadway
                           New York, NY  10036                                                    New York, NY  l0036



                                  Schedule II

                      THE FOLLOWING INDIVIDUALS CONSTITUTE
                  ALL OF THE EXECUTIVE OFFICERS AND DIRECTORS
                         OF SPELLING ENTERTAINMENT INC.


                                                                    PRINCIPAL OCCUPATION OR     NAME AND ADDRESS OF CORPORATION OR
NAME                    BUSINESS OR RESIDENCE ADDRESS               OR EMPLOYMENT               OTHER ORGANIZATION IN WHICH EMPLOYED
- ----                    -----------------------------               -----------------------     ----------------------------------

*Steven R. Berrard      Blockbuster Entertainment Group             Chief Executive Officer     Blockbuster Entertainment Group
                        One Blockbuster Plaza                       and Chief Operating         One Blockbuster Plaza
                        Ft. Lauderdale, FL  33301-1860              Officer, Blockbuster        Ft. Lauderdale, FL  33301-1860
                                                                    Entertainment Group

*Peter H. Bachmann      Spelling Entertainment Group Inc.           Executive Vice President    Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            and Chief Business and      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Legal Affairs Officer of    Suite 575
                                                                    Spelling Entertainment      Los Angeles, CA  90036
                                                                    Group Inc.
*Thomas P. Carson
                        Spelling Entertainment Group Inc.           Executive                   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Vice-Presidentand Chief     5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Financial Officer of        Suite 575
                                                                    Spelling Entertainment      Los Angeles, CA  90036
                                                                    Group Inc.

J. Ronald Castell       Blockbuster Entertainment Group             Executive Vice President    Blockbuster Entertainment Group
                        One Blockbuster Plaza                       of Blockbuster              One Blockbuster Plaza
                        Ft. Lauderdale, FL  33301-1860              Entertainment Group         Ft. Lauderdale, FL  33301-1860

Albert J. Detz          Blockbuster Entertainment Group             Senior Vice President of    Blockbuster Entertainment Group
                        One Blockbuster Plaza                       Blockbuster Entertainment   One Blockbuster Plaza
                        Ft. Lauderdale, FL  33301-1860              Group                       Ft. Lauderdale, FL  33301-1860

Thomas W. Hawkins       Blockbuster Entertainment Group             Vice President, General     Blockbuster Entertainment Group
                        One Blockbuster Plaza                       Counsel and Secretary of    One Blockbuster Plaza
                        Ft. Lauderdale, FL  33301-1860              Blockbuster Entertainment   Ft. Lauderdale, FL  33301-1860
                        Group

- --------------------
*also a director


                                                                    PRINCIPAL OCCUPATION OR     NAME AND ADDRESS OF CORPORATION OR
NAME                    BUSINESS OR RESIDENCE ADDRESS               OR EMPLOYMENT               OTHER ORGANIZATION IN WHICH EMPLOYED
- ----                    -----------------------------               -----------------------     ----------------------------------

Kathleen Coughlan       Spelling Entertainment Group Inc.           Senior Vice President and   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Corporate Controller of     5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Spelling Entertainment      Suite. 575
                                                                    Group Inc.                  Los Angeles, CA  90036

Mitch Horwits           Spelling Entertainment Group Inc.           Senior Vice President of    Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036

John Sanders            Spelling Entertainment Group Inc.           Senior Vice President of    Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036

David J. Bloomfield     Spelling Entertainment Group Inc.           Vice President and          Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Assistant Secretary of      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Spelling Entertainment      Suite. 575
                                                                    Group Inc.                  Los Angeles, CA  90036

Ross Landsbaum          Spelling Entertainment Group Inc.           Vice President of           Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036

Keith Nicol             Spelling Entertainment Group Inc.           Vice President of           Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036

Ed Melocoton            Spelling Entertainment Group Inc.           Vice President of           Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036
Sherel Wingard          Spelling Entertainment Group Inc.           Vice President of           Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036

                                              EXHIBIT INDEX


Exhibit No.                                 Description
- ----------                                  -----------

99.1                                        Limited Power of Attorney

99.2                                        Agreement among Spelling
                                            Entertainment Inc., PVI
                                            Transmission Inc. and Sumner
                                            M. Redstone